Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents our ratios of earnings to fixed charges in accordance with U.S. GAAP for the periods indicated

	For the Year Ended December 31,					For the Six Months Ended (unaudited)
	(U.S. Dollars in thousands, except per share data)					(U.S. Dollars in thousands, except per share data)
	2006	2005	2004	2003	2002	June 30, 2007	June 30, 2006

Earnings (1)	$(1,028)	$(8,517)	$(33,467)	$14,333	$(37,380)	(6,974)	6,164
Fixed Charges	5,154	5,257	4,880	5,554	8,693	4,681	1,696

Earnings (insufficient earning to cover fixed charges)	$4,126	$(3,260)	$(28,587)	$19,887	$(28,687)	$(2,293)	$7,860
Fixed charges:
Interest	5,134	5,257	4,880	5,531	8,653	4,547	1,696
Amortization of
debentures expenses	20	--	--	23	40	134	--

Fixed charges	$5,154	$5,257	$4,880	$5,554	$8,693	$4,681	$1,696

Ratio of earnings
(deficit) to fixed
charges (2)	0.80:1	(0.62:1)	(5.86:1)	3.58:1	(3.30:1)	(0.49:1)	4.63:1

(1)	"Earnings" consist of consolidated income (loss) from continuing operations (including dividends from less than 50% owned affiliates) before income taxes, equity in earnings of affiliates, and minority interests.

(2)	The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings."